UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

      TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            MERCATOR SOFTWARE, INC.

                           (Name of Subject Company)

                         GREEK ACQUISITION CORPORATION
                        ASCENTIAL SOFTWARE CORPORATION

                      (Names of Filing Persons--Offeror)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                        (Title of Class of Securities)

                                   712713106

                     (Cusip Number of Class of Securities)

                             SCOTT N. SEMEL, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

                        ASCENTIAL SOFTWARE CORPORATION
                             50 WASHINGTON STREET

                       WESTBOROUGH, MASSACHUSETTS 01581
                           TELEPHONE: (508) 366-3888

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                  COPIES TO:

                            LOUIS A. GOODMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

                               ONE BEACON STREET
                          BOSTON, MASSACHUSETTS 02108

                           TELEPHONE: (617) 573-4800

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer.   |_|

-------------------------------------------------------------------------------
                                                               FINAL TRANSCRIPT




-------------------------------------------------------------------------------
 CCBN STREETEVENTS
-------------------------------------------------------------------------------

  CCBN STREETEVENTS CONFERENCE CALL TRANSCRIPT

  ASCL - MERCATOR TO BE ACQUIRED BY ASCENTIAL SOFTWARE AND REPORT SECOND QUARTER RESULTS

  EVENT DATE/TIME: AUG. 04. 2003 / 9:00AM ET
  EVENT DURATION: 1 HR 30 MIN




-------------------------------------------------------------------------------

CORPORATE PARTICIPANTS

 ROY KING
 Mercator Software - Chairman and CEO

 KENNETH HALL
 Mercator Software - EVP and CFO

 MARK REGISTER
 Mercator Software - President & Field Operations

 JONATHAN COHEN
 Mercator Software - VP Corporate Communications

 DAVID ROY
 Ascential Software - VP Investor Relations

 PETER GYENES
 Ascential Software - Chairman and CEO

 PETE FIORE
 Ascential Software - President

 EILEEN BERGQUIST
 Ascential Software - VP Human Resources

 ROBERT MCBRIDE
 Ascential Software - CFO

CONFERENCE CALL PARTICIPANTS

 JOHN DIFUCCI
 CIBC - Analyst

 PATRICK MASON
 Pacific Group - Analyst

 JULIAN KIM
 SG Cowen - Analyst

 PETER TEICHMAN
 Teichman Capital - Analyst

 KIM HALL
 Teichman Capital - Analyst

 FRANK SPARACINO
 First Analysis - Analyst

 MARK MURPHY
 First Albany - Analyst

 PATRICK WALRAVENS
 JNP Securities - Analyst

 ANDY SCHOPICK
 Nutmeg Securities - Analyst

 ANDREW WARLOCK
 Cumberland Associates - Analyst

 MICHAEL WALDORF
 Paulson and Company - Analyst

 DAVE CAITLYN
 Eric Data - Analyst

PRESENTATION
-------------------------------------------------------------------------------
OPERATOR

Hello and welcome to the Ascential Software and Mercator Software Joint Investors' Conference Call. Following the presentation, there will be a formal question and answer session. Instructions will be given at that time. At the request of the company, this conference is being recorded. Now, I will like to turn the conference over to Mr. Jonathan Cohen from Mercator Software. You may begin.

--------------------------------------------------------------------------------
 JONATHAN COHEN  - MERCATOR SOFTWARE - VP CORPORATE COMMUNICATIONS

Thank you operator. Good morning, my name is Jonathan Cohen, I'm Vice President of Corporate Communications at Mercator, and I want to welcome you to the Ascential-Mercator joint conference call that covers two important topics today. The first topic is Mercator's results for the second quarter of 2003. The second topic will be our joint announcement with Ascential Software of the proposed acquisition of Mercator by Ascential. Mercator's Chairman and CEO, Roy King, and Mercator's Executive Vice President and CFO, Ken Hall, will make some brief comments, after which we will introduce Peter Gyenes, Chairman and CEO of Ascential Software, who is with us here in Mercator's Wilton offices today along with Bob McBride, Ascential's CFO, and David Roy, Ascential's Vice President of Investor Relations. Also with us on the call is Pete Fiore, President of Ascential Software. He is in Ascential's Westboro, Massachusetts, office today. After the prepared remarks, we will open the floor to questions. Before they begin, however, I would appreciate your patience as I review customary language regarding forward-looking statements.

In connection with this conference call, the company wishes to take advantage of the Safe-Harbor Provisions of the Private Securities Litigation Reform Act of 1995 with respect to statements that may be deemed to be forward-looking statements under the act. Such forward-looking statements could include general or specific comments by company officials about future company performance, as well as certain responses to questions posed to company officials about future operating matters. The company wishes to caution participants in this conference call, the numerous factors could cause actual results to differ materially from any forward-looking statements made by the company. Please refer to the risk factors included in the company's filings with the Securities and Exchange Commission. Please note that in connection with the adoption by the SEC regulation G and other rules affecting the use and disclosure of non GAAP financial measures the company's financial results described in this call are being reported both in GAAP and non GAAP measures for purposes of comparing second quarter results with previous reporting periods and other companies in our sector. And now I would like to turn the call over to Mercator's Chairman and CEO Roy King.

--------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

Thank you Jonathan. Good morning and thank you for joining us. I hope everyone has seen the last two press releases issued today; the first announcing that we have agreed to be acquired by Ascential Software; the second announcing our second quarter results. Before we review the results of the quarter, let me express my unqualified enthusiasm for the acquisition by Ascential Software. Enthusiasm that is shared throughout Mercator, the acquisition combines powerful integration technologies into a single comprehensive platform that represents true one stop shopping for our customers. It creates a global leader in integration software, featuring approximately $250m in annualized revenue, 3000 customers, a strong balance sheet, and a profitable operating model for 2004.

This proposed acquisition would remove the cloud of uncertain corporate viability that has hung over Mercator for the last 3 years. Additionally, it will assure the continuity of Mercator's technology legacy of the very best data transformation and routing and of innovative industry ready integration solutions. It will also accelerate the growth of Mercator technology together with Ascential. And it will provide greater service and support to our valued customers and partners by strengthening the size of our sales, service, and R&D functions. Let me now turn to the results of Mercator's second quarter.

-------------------------------------------------------------------------------
DAVID ROY  - ASCENTIAL SOFTWARE - VP INVESTOR RELATIONS

Thank you, Roy. Our discussion this morning may include predictions, estimates, or other forward-looking statement including statements regarding the benefits that propose tender offer and merger, integration plans, and expected synergies, effects on the business of the combined company. Anticipated future financial and operating performance, and results including estimates per growth and market reach and expectations for a price. These statements are based on the current expectations of our respective management teams. There are a number of risks and uncertainties that could cause actual results to differ materially. For example stockholders may not tender the shares or go in favor of the merger. Regulatory approvals may not be granted. The integration may involve substantial cost and difficulties that may arise in successfully integrating the business. Our business may suffer as a result of the uncertainties surrounding the transaction. In addition, results may be effected by the ability to expand our market share, growth rates in the enterprise data integration software market; rapid technological change, difficulties we may experience integrating technologies, operations, and personnel of completed or future acquisitions, in general business conditions. For more detailed review of the risks and uncertainties associated with each company's business activity, see our respective reports filed with the SEC. Either company undertakes any obligation to update its forward-looking statements as a result of any change in events, conditions, or circumstances. With that let me turn the call back to Roy King.

--------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

 Peter, welcome to Mercator.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Thank you. Thanks a lot Roy. Thank you everybody for joining us. This is obviously very exciting time for both of our companies and I might add for our industry as well. We believe this combination that we are announcing today creates a lot of benefit to customers in this highly strategic solution that they seek for data integration and it creates what we believe is a powerhouse vendor that is able to spark investments from customers because of the differentiation of our solution in its high value and return on investments in this very high priority area for IT. This is the area of data integration. We are very pleased to announce that we signed this definitive agreement to acquire Mercator.

Mercator, as many of you may know, is a leading provider of data transformation and routing solutions that are designed for complex, high-volume transaction processing environments and as such is highly complementary to the offerings of Ascential. This acquisition, which a cash transaction valued at approximately $106m, creates what we believe to be the largest independent enterprise data integration software company with current annualized revenue of approximately $250m and over 3000 customers. Most of our company's offerings are well recognized and well regarded for their respective capabilities, and Mercator's ability to address high performance, real time complex data integration requirements are a natural complement to our offerings at Ascential. Our combined technologies, distribution channels, partnerships, geographic coverage, and skill sets expand the size and scale of our company and allow customers to reply our comprehensive data integration platform pervasively throughout their enterprise regardless of data volumes or latency.

There are six strategic points that I would like to convey about the rationale behind this acquisition. First is size and scale. Size and scale is critical to be strategic to customers. It's critical in order to have the means to executive and keep executing. It's critical to be able to be a factor in voice in the industry. It's critical to be able to generate the leverage necessary to keep growing profitably. And so this combination is a growth oriented move. It is designed to create growth for the assets and accomplishments of both Ascential and Mercator by virtue of this combination as it creates the largest independent software vendor that is exclusively focused on enterprise bid integration; $250m an annualized revenue over 3000 customers. Second strategic point is scope of solution, scope of product offering and therefore real differentiation in the value that is provided to customers and to partners. So this combination creates the industry's first and most comprehensive product set to support the full spectrum of data integration requirements across all modes of customer's application environments; be it transactional, operational and analytic, regardless of data sources of targets of volumes or of latency.

Third strategic point is talent, very often the winners are distinguished mostly by the talent that they have and that they can apply to keep innovating, to keep differentiation and to keep executing better than others. So this combination extends and deepens our resources for technology innovation, for creating more and continual customer value and for more global reach and therefore more capacity to execute. Fourth strategic point is domain expertise, the ability to show customers and partners how to apply our offerings and therefore get quicker time to value. So this combination adds solutions, expertise, customers and partners in key vertical markets including financial services, healthcare, manufacturing, retail and distribution.

Fifth strategic point is visibility. We are in a large market seeking to serve a substantial requirement that grows in significance and strategic impact on customers. It's critical for a successful vendor to be substantial enough to be given the opportunity to be visible and to be heard. So this combination also alleviates the visibility and the strategic importance of our company, of our combined company now within the enterprise IT community. And sixth, is financial leverage, it is this leverage that enables the growth of profitability, which in turn enables the investments that keep us strategic to customers and that in turn builds sustained shareholder value. So this combination certainly is expected to leverage Ascential Software's business model by accelerating profitability and growth, by providing accretion to earnings, while retaining substantial financial resources. All of our constituencies' customers, partners, employees and shareholders benefits from this combination and the benefits begin essentially right away.

Mercator customers' can benefit from Ascential scaleable suite of data profiling, data quality, transformation, and meta data management as well as from our real time integration services that enable on demand data integration inline with virtually any business process. This is the capabilities that we announced last month. Ascential customers can benefit from Mercator's expertise and transaction oriented data transformation and routing, the Mercator inside integrator product with Mercator's specific industry ready integration solutions and Mercator's very well regarded and powerful adaptors for an extensive universal platforms. These capabilities for Mercator are integrated with Ascential suite, through the Ascential real time integration services that we announced last month. And all of our customers and partners of course benefit from the substantial scale and stability in global resources that result from the combination of our two companies.

The employees benefit from being part of a dynamic growth oriented engine and from all the career development opportunities and the exciting accomplishment opportunities that all that represents. This enables us of course to attract and retain the best and we believe in this combination we have a lot of the best today. Shareholders of course have the potential to benefit from the leverage that's created by this combination, the expected accretion within the first year of combined operations and the expected continued profitable growth from a much strengthened and more substantial vendor in a very substantial market. We are obviously very excited and very enthusiastic about this combination about our position for the future and we're also anxious to get to your question, so let me now turn it back to Roy.

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

Thank you Peter and I look forward to working with you on the transition as we combine our two companies; let's open the call to questions.

-------------------------------------------------------------------------------
DAVID ROY - ASCENTIAL SOFTWARE - VP INVESTOR RELATIONS

 Operator.

QUESTION AND ANSWER

--------------------------------------------------------------------------------
OPERATOR

Thank you, at this time we'll begin our formal question and answer session. If you would like to ask a question, you may do so by pressing "" "1". To withdraw or cancel your question simply press "" "2". Once again that's "" "1", if you have a question. Our first question will come from John Difucci with CIBC.

--------------------------------------------------------------------------------
JOHN DIFUCCI - CIBC - ANALYST

 Hello,-- quick question for Peter.

-------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 [inaudible].

-------------------------------------------------------------------------------
JOHN DIFUCCI - CIBC - ANALYST

Peter, we've heard a lot about the, I guess, synergies between process integration which is pretty much what Mercator does in data integration which is what Ascential does, and I am wondering if that's more just talk at this point or conjecture or is this real? Is this what your customers are demanding or asking for and, I guess, I apologize because I don't know if Ascential [rules] very well but one of the things with process integration that seems to me is very important is not just data integration but data integrity, and do you have products that address that problem?

-------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Okay, I'll take the second question first because it will help to answer the first question. Our products address the full spectrum of what we call data integration, which of course, includes the capability to ensure that the data that flows through the process is properly integrated and consists of the -- and has the quality attributes that enable it to fit the purpose that it's intended to be used for. So, very often the issues of data in an enterprise is that they are brought together from different sources that are disparate from one another; they have inconsistencies; they have an accuracies which have to be cleaned up in the process in order for the data and the information to be integrated together. This is the key feature of our capabilities and this is the key feature that is required in virtually all kinds of integration solutions, and this is highly complimentary to the capabilities of Mercator. The first part of the question that you asked -- the first part of the question that you asked had to do with.


-------------------------------------------------------------------------------
JOHN DIFUCCI - CIBC - ANALYST

It had to do with -- I mean, we were hearing a lot about process integration and data integration and how they are very complimentary.


--------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Right.

--------------------------------------------------------------------------------
 JOHN DIFUCCI  - CIBC - ANALYST

But hearing it versus you actually seeing demand from your customers' saying I want both from you. Is that real?

--------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

That is very definitely real. Our customers are telling us that the principle integration issue that they face. And sometimes you have to, sort of, expand the conversation a little bit to get pass the jargon. The principle issue that our customers face is the requirement to bring together disparate elements of data that come from different places in the enterprise and bring it together to make it useful information. And when customers use jargon of application integration, process integration it all ultimately comes then to ensuring that the elements of data that comes from the different operational areas of the Company are brought together to make some cohesive sense to support the information or purpose as required. So, it is -- it really is all about being able to bring together disparate elements of data into cohesive usable information to fulfill whatever the business processes that the customers' trying to fulfill.

-------------------------------------------------------------------------------
JOHN DIFUCCI - CIBC - ANALYST

Okay. Okay. And, I guess, a quick question for Roy. Mercator has been in this business for a long time, longer than pretty much almost to anybody. It seems -- I'm just curious as why you think integration software seems to be languishing more than other areas of software in this environment. Is it a reduced priority or belief in the benefits of integration? Or is this something else happening here? And you guys obviously made a decision to -- I don't want to say [thrown the towel] -- aligning with someone else to become like a stronger, but you made the decision to stop being independent here, so just curious what your thoughts are?

-------------------------------------------------------------------------------
ROY KING - MERCATOR SOFTWARE - CHAIRMAN AND CEO

Okay thanks. Thanks John. I do think that the integration needs of our customers and in the industries we serve remains extremely high. I think the whole IT spending environment though especially since 9/11 and the other world events has certainly put a damper on that IT spending. Just as an example, I had mentioned to you and the investors on our last call that we had some deals that had slipped from first quarter and I can tell you that we were able to close most of those; however, a lot of the deals again ended up much smaller than we had originally, you know, -- originally forecasted. So, it's clear that while the customer needs -- if the integration remained high, they are carefully scrutinizing the degree of spent. As you indicated, Mercator has been around in this business for about 18 years and we've got 1100 customers and these three corners stones that we have tried to make articulate our strategies around; one is providing them with the best of breed core integration technology. You know, that's Mercator's bread and butter and across the robust set of adaptors, across many platform servers and business systems; the second foundation has been to solve specific industry-based integration challenges in those industries that we serve and areas like [HEPA] and straight through processing, you know, swift, all those have been important to the total portfolio. And we embarked on a program to work closely with our [SIN] technology partners that would provide what I think is high value and high volume integration software products to, you know, to our mutual customers. That, you know, we have been facing a lot of questions the last 3 years about our corporate viability. So, the decision to combine with Ascential, we believe eliminates that corporate viability issue and really provides significant growth opportunities for the future and that's the basis for. We can continue to, you know, to cut our way to success. We need to make the right set of combinations to better serve our customers or partners and take advantage of those growth opportunities in the future.

-------------------------------------------------------------------------------
JOHN DIFUCCI - CIBC - ANALYST

Okay. Just a quick follow up. And, if you believe that the priority for integration still remains highs and demand remains high could the relative high ASP for an integration software solution, could that be, I don't want to put words in your mouth, but could that'd be one of the issues that seems to be holding it back at least relative to the rest of software and most of software?

-------------------------------------------------------------------------------
ROY KING - MERCATOR SOFTWARE - CHAIRMAN AND CEO

You are talking about the recent relative decline in the ASPs --.

-------------------------------------------------------------------------------
JOHN DIFUCCI - CIBC - ANALYST

No. I am talking -- I mean the relative. Oh, yes that's part of the outcome too, but it seems to me that the ASP for an integration software solution is relatively high. If you include in it the implementation cost which are, you know, pretty significant with every projects that went off and then looking at it that way even if it is a high priority in a difficult environment it seems to me that perhaps people are not just going to be buying it at least not at this time even if it is high priority. Does that make sense to you I guess?

-------------------------------------------------------------------------------
ROY KING - MERCATOR SOFTWARE - CHAIRMAN AND CEO

Well I think if you look over period of time of Mercator's products for the last 2.5, the ASP has actually has increased from where we were before, we had a more broader portfolio which included our industry integration solutions. We were -- the average deals were around 40,000 or 50,000, and I don't think that is limiting the reason why you know decision makers have reduced their spending on integration. It still remains a high priority. I think that this combination actually allows us to put a greater breadth product portfolio serving the integration needs of our customers and again tailoring the things to -- tailoring our solutions to those particular industries. So Peter do you have --?

-------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Yes, if I could just add a comment here. I think the issue here for customers is that they are perpetually seeking to integrate systems and the sources of information. And over the last several years there have been a number of technologies that have been introduced into customer environments to address those requirements, as those requirements of above. And of course over the last few years those requirements have been exacerbated by huge amounts of data and a wide variety of data sources being introduced into the environment. And this has been very, very challenging to bring it all into some kind of cohesive information source. So, what we've been able to develop and what we perceive is really the strong foundation now for a whole -- new level of benefit to customers is the ability to bring a rather complete end-to-end approach. The issues -- underlying integrating data sources for purposes of providing an integrated and holistic view on the various aspects of the business those customers wish to have and integrated holistic view about. And that requires a fairly broad range of functionality but the range of functionality that all works together in a tight fashion that represents leverage for the customer. And therefore represents leverage for the customer's investment not only the new investment that we are asking the customer to make, but significant leverage on previously made investments. And that's the big win here. That's the big win for customers and that's' the big win for us now as we get to leapfrog the traditional approaches of a little bit of integration solution for this kind of integration and a little bit of integration solution for that kind of integration. Because when you think about it every piece of these integration modes all rely upon the underlying data and the underlying data flows being rationally brought together for purposes of meaningful information. And that is the capability that Mercator had set up to provide from it's vantage point and that is the capability that Ascential has set up to provide from it's vantage point and now by combining these two companies and the tremendous assets. We now are able to create a real powerhouse that can provide some real leadership here in the industry to provide the kind of integration platforms that customers really want and really need.

-------------------------------------------------------------------------------
OPERATOR

Thank you, our next question will come from Patrick Mason with Pacific Group.

-------------------------------------------------------------------------------
PATRICK MASON - PACIFIC GROUP - ANALYST

Yeah, just trying to get a little clarification on some of these -- some short data points here, so I guess as far as the integration plans are concerned, speaking of integration, as far as integrating the two companies, could you talk about, you know, you are going to move some employees from [Connecticut] can I guess [to Mass.] or you know, what's going on from a dynamic standpoint on that front? Are they going to keep the employee base where they currently are?

-------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

We are going to integrate the two companies; we're going to integrate facilities wherever possible. Mercator has a complementary R&D facilities and product development facilities in Reston and [Boca Raton] and in London and of course we're going to keep those in place. The G&A facilities here in Weston; well after an appropriate amount of time be integrated into our headquarters in [Westboro] Massachusetts.

-------------------------------------------------------------------------------
PATRICK MASON - PACIFIC GROUP - ANALYST

Okay, and then just on the technology integration front, you mentioned that I guess, seems like you already have a connector with real time. Can you talk a little bit more what has to happen on the technological integration for the two products to become more cohesive?

-------------------------------------------------------------------------------
 PETE FIORE  - ASCENTIAL SOFTWARE - PRESIDENT

 Yes, hi, Patrick this Pete Fiore

-------------------------------------------------------------------------------
 PATRICK MASON  - PACIFIC GROUP - ANALYST

 Yes.

-------------------------------------------------------------------------------
 PETE FIORE  - ASCENTIAL SOFTWARE - PRESIDENT

Good morning. First of all as Peter mentioned, [I believe he] mentioned, the customers today can immediately use both products in a [inoperatively] through our real time integration services capability, so we can take transactions in real time, we can run them through our data quality and data integrity components of our suite and we do all that in real time. You can also see those transactions into an environment where, for example, customers' want to combine transactional information with historical information kind of an operational data store or a data warehouse environment. So that happens immediately, the strategy that was used going forward will be similar to the strategy we'd used with past acquisitions where we have overtime, we determine where the best points of integration are, where the best features of each product set are in -- and overtime integrate those -- they are all consistent with our product vision of having a single unified data integration platform that supports services oriented architectures and [inoperablility] with existing technology.

-------------------------------------------------------------------------------
PATRICK MASON - PACIFIC GROUP - ANALYST

Okay, so it sounds like that integration risk is minimal, I guess from a -- whatever from an acquisition standpoint. As far as just your sales force is and the models; how are they different versus how Ascential currently operates and what kind of [inaudible] address there as far as the risk?

-------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

The sales forces are very-very complimentary. Both companies of course are in the business of integration and data integration, I might add, though I think the skill sets are very complimentary. Our intention is to just blend the two together and prepare for growth.

-------------------------------------------------------------------------------
 PATRICK MASON  - PACIFIC GROUP - ANALYST

 How many sales guys does Mercator currently have?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 I think Mercator has approximately 30 [quota carrying] sales people.

-------------------------------------------------------------------------------
PATRICK MASON - PACIFIC GROUP - ANALYST

And did that quota, I guess just based on the product they sell differ from the [quotas] that Ascential currently uses?

-------------------------------------------------------------------------------
PETER GYENES - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 The quotos are essentially the same this year.

-------------------------------------------------------------------------------
PATRICK MASON - PACIFIC GROUP - ANALYST

Okay and, I guess just from your stand it is going to be an accretive acquisition. It looks like Mercator is basically $22m -- I mean $88m run rate. So, when you talk -- and just get a build a model obviously. So, I just wanted to get a little more color on maybe how you get to the accretion? Is that based on you could just maintain that type of run rate or do you expect to actually grow with that to be accretive to just kind of, to give a little more flavor of what's going on?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Yes, I guess the way we look at is that as soon as this transaction closes we expect the two company operations to be essentially, completely, and fairly rapidly totally integrated together into one seamless company, and that's very realistic to do because, you know, the core competencies and the flavor of every function of our respective companies are very similar, very complementary to one and other. So, we believe that operationally we are going to be integrated into one company rather quickly, upon closing this transaction; and we think our customers will quickly be presented with an expanded product offering, and the Ascential customers will represent very significant cross-selling opportunities; Mercator customers will represent very significant cross-selling opportunities. So, I think the way we look at it is that if you look at the increased revenue expectations for '04, we would say that this combination adds somewhere in the order of 90-100m of revenue to Ascential by itself. The issue really here being were the opportunity rather here really being that -- as a combined and enlarged company our expectations for '04 not only go up by that level of size, but of course with that level of size we expect to have quite a bit more leverage on our operating model.

-------------------------------------------------------------------------------
 PATRICK MASON  - PACIFIC GROUP - ANALYST

 Okay.

-------------------------------------------------------------------------------
OPERATOR

 That you, our next question will come from Rehan Syed with SG Cowen.

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

 Hi this is Julian Kim (ph.) on behalf of Rehan.


-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Hi.

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

Couple of quick questions first, looks like Mercator was running on a maintenance run rate of around $40m a year, what sort of impact do you think that will take when you've to write-off some deferred when you combine the two companies?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Yes. We think -- that whatever that impact is it will be in the first couple quarters of combined operations, and we think it might be somewhere in the order of about a half of Mercator's current maintenance run rate.

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

 Okay.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 But will be over after this second quarter's combined operation.

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

Oh is there a lot of seasonality in Mercator's contract renewals, is that why you think you'll get back to normal within a couple of quarters?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

There's a [inaudible] have been a lot of seasonality for Mercator contract renewals, but are now -- this is the moment says that, that's kind of the way it will [pan-up].

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

Okay, and Roy just, can you get a sense now that financial viability really isn't a worry for Mercator customers, what sort of short term impact do you think you'll have in terms of you know revenue or number of deals signed?

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

Well I can tell you the pipeline you know continues to reflect significant opportunities and we have a -- plan to reach out to our customers and partners and explain the benefits that they will receive from this combination. And hopefully that will go a long way to ensure that we have that customer base going forward. For me to sit here and try and predict what they're going to do I wouldn't want to be in that position, but I can tell you we are going to do everything that we possibly can to show the strength of this combination.

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

Fair enough and just kind of the big picture question. Mercator kind of focused -- kind of on the core transaction integration and kind did the integration side, where as the rest of the EAI company seems to full access of the better term move up the products stag. Are you going to take the resources you have now available to your self to try to move up the products like the other the EAI guys and compete with the dead head on the with the [sibions] and the web message and [sibcos] of the world. Or are you going to use some Mercator technology basically to -- in the context of what you are really doing in the data innovation side?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

I was really hoping somebody would ask that question I got to tell you. You know you probably heard us say many, many times that the secret [sauce] in our mind for successfully integrating business operations and successfully integrating at the IT level is all about integrating data. And that's our core competency -- that's the core competency of Mercator. And that in our mind is the foundation for the kind of solutions our customers are looking for when they speak about integration. So, for us this is critical differentiator-- for us this is critical to the value that we provide the customers and what this combination provides us if it gives us a way to provide the complete spectrum of data integration across all the different business processes needs of customers. And that's our focus. Now, you know, customers out there have many different EAI platforms. You know customers out there have ultimately different business process integration platforms, different [apt] servers. Whatever they are using they need a data integration solution that brings together all the [discrete] sources in all the different environments and latencies that may be required. And that's our special focus and that's the special added value that we bring to it all and we expect whatever these other EAI guys do, we expect to be completely complimentary and provide the data elements necessary for customers to be successful with their integration needs.

-------------------------------------------------------------------------------
 JULIAN KIM  - SG COWEN - ANALYST

 Thank you.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Thank you.

-------------------------------------------------------------------------------
OPERATOR

 Our next question will come from Peter Teichman (ph.) with Teichman Capital.


-------------------------------------------------------------------------------
 PETER TEICHMAN  - TEICHMAN CAPITAL - ANALYST

Hi guys. Conceptually, I have no problem with this deal. It's a great deal for Ascential, but taking into the Mercator has 65 cents a share in deferred revenue, 35 cents a share in net cash, Ascential is basically buying Mercator at less than one time current sales annualized in the current depressed run rate and my question is why such a low sale price?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Okay we were just thinking whether who should answer that as the buyer or the seller?

-------------------------------------------------------------------------------
 PETER TEICHMAN  - TEICHMAN CAPITAL - ANALYST

Obviously the seller. I understand your point of view. Okay -- I mean this is -- I don't have any data points, just seeing transactions this low, and I am just curious if the bankers saw them because I have never seen one software.

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

I can assure you that from Mercator's perspective that as we evaluated our strategic alternatives and worked closely with the bankers and looking at other alternatives to this as well as our organic plan that [fairness] opinion that was rendered by JP Morgan in this process was just that and was highly supportive of the transaction. And I'm sure that as Peter and his Board Of Management team that he did the same. I'll let him comment, but this was viewed to be, you know, where we are and where we were going to be the right thing to do at this time.

-------------------------------------------------------------------------------
 KIM HALL  - TEICHMAN CAPITAL - ANALYST

If I may just add, this is Kim Hall. Peter, let me assure you that we're going through a very thorough market process there with JP Morgan had contacted over a dozen potential parties, it was a competitive process. There was interest expressed by multiple parties and we did go through a competitive situation. We think that this is an appropriate evaluation of where the company is at this point in time.

-------------------------------------------------------------------------------
OPERATOR

Thank you Wilson. Our next question will come from Frank Sparacino with First Analysis.


-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

Hi guys. First question on the Ascential side. Bergquist, what the impact will be on your
IBM relationship.

-------------------------------------------------------------------------------
 EILEEN BERGQUIST  - ASCENTIAL SOFTWARE - VP HUMAN RESOURCES

Well, we think the impact on the IBM relationship will be a positive one. Our relationship with IBM is centered around our strength in data integration that complements the IBM offerings and we believe this combination strengthens our data integration capability. So, we expect our contribution to IBM Solutions that IBM provide to its customers to be strengthened as a result of this.

-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

Peter, I know your relationship has been more on the data management side with IBM, but from a Web Sphere perspective, you know, in sense, given this move is more competitive in their mind?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

No, I really don't think so. We've been working with the Web Sphere group since we announced the real-time integration services last month. I mean, we have been working with them before, but in particular on that particular capability that brings our data integration elements of functionality right into the Websphere and [WBI] world and Mercator, as a matter of fact, has been a partner of IBM around the Websphere MQ for a long, long time. It's a principle messaging platform that is used by Mercator and by Mercator customers. Given the expanded footprints, if you will, of now the expanded Ascential software world are expanded data integration capabilities. We have even more reason now to incorporate IBM technology at the messaging level, IBM technology at the business process levels and these are all things are of great interest to the IBM Websphere group. So we would expect it to be.

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

Let me just add two short points; Peter's comment earlier that our combined technologies are complementary to our technology partners is a very positive one. Not only is it complementary with IBM, but you know what we have done with Sun, Lawson, BEA, and others and that will -- as I understand it from Peter, remain a very important element. And relative to IBM, were used within IBM retail and IBM itself as a Mercator product, so I think it certainly not only strengthens the combined technologies with IBM, but with other technology partners as well.

-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

On the Mercator side, if you look at your last quarter, who is the number one competitor for you in this selected verticals that you are focused on?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

It hasn't changed from prior quarters. We continue to see mix of players; those players include, those players includes, [CIDCO], [WebMethod], the internal IT department where they try to do it themselves. Obviously, [we don't thin is appropriate], since we know how things operate, certain parts of IBM, obviously, we do occasionally touch on it as well. So, that's the short list of players that we continue to see in the market.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 If I --

-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

 Yes.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

If I may just make a comment here, I think it's important to note that from the customers advantage point, and I think the evidence to this, we at least in our travels around customers find really overwhelming all over the world, and the customers advantage point here; their prospective on their integration needs and their priorities [and the] appropriate technologies with which to address it is in, you know, a major change of change, and the drivers of those -- the drivers of that change have a lot to do with technologies like web services and like messaging standards, which tend to make less complex and less dependent on outside sources, and make more standardize those aspects of their requirements and therefore turn their focus on the things that really interfere with their ability to get the kind of complete view of their business and of their operations that they seek; and that is really all about the issues that have to do with moving data around, with cleaning data, with integrating data sources, with dealing with the huge amounts of data volumes in very, very short period of latency. And that's all about the capabilities that helped them develop over the years at Mercator and at Ascential.

This is particularly challenging to those who have the traditional integration broker capability but don't really have the means inherent in their offerings to deal with the substantial volumes of data and the substantial complexities of the transformations that are required to be performed in very small segments of time in order to accomplish the solutions that they need. So, there is a lot of change going on here, and our objective here is to increase the footprint that we have in the industry with which to address that change and bring solutions that, we think in a very unique way, address the priority requirements then.

-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

And may be two more quick questions. One related follow up on that, Peter, is if you look at some of the other key AI players like [CIDCO], WebMethods have they historically been partners and prior unit deals? And how do you look at that going forward given this move obviously alienates that group of vendors?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Well, you know, with regard to whether or not it alienates that group of vendors, I am not so sure about that because I think that if you look at the requirements of the customers, of, you know, -- I mean, I will use the term the traditionally AI vendors, if I may, then at least what we find is that, you know, they may be perfectly happy with the functionality they are getting from the platforms previously provided by those vendors, but their issues going forward all seem to have to do or seem to largely have to do with data; moving data, integrating data, cleaning data, and making the outcome of those processes available to various elements of their business process, some in real-time some in near real-time, again all different latencies. So, our positioning here is to provide those capabilities and to provide it in a fashion that is [inoperable] in appropriate respects with the platforms that customers have from [CIDCO or CBN] or -- from -- or WebMethods or whatever.

-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

Okay. Lastly, just -- have you quantified accretion at all in any time period?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

We believe that in the first quarter of combined operations that this is going to be somewhat dilutive and that's largely because of the effect of the purchase accounting effect on the differed revenue from maintenance. We believe shortly after that it will begin to be accretive and we believe that in 2004, this combination will be nicely accretive.

-------------------------------------------------------------------------------
 FRANK SPARACINO  - FIRST ANALYSIS - ANALYST

 Okay good luck guys, thanks.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Thanks a lot.

-------------------------------------------------------------------------------
OPERATOR

 Thank you. Our next question will come from Mark Murphy with First Albany.

-------------------------------------------------------------------------------
 MARK MURPHY  - FIRST ALBANY - ANALYST

Thank you, Peter, Ascential has been very successful so far integration both Vality and Torrent on a, now on a revenue basis. It looks like you are merging two companies with some what comparably sized revenue streams, can you give us anymore detail on how you plan to handle the sales force integration and specifically the splitting up of the territories and account designations?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Sure. Between the closing and the end of this calendar year, depending a little bit on exactly when the closing is which is little hard to be precise about right now, but just making some assumptions that, that will close well before the end of the year of course, we are going to integrate all the field operations, but we are going to keep the missions of the respective sales teams of Ascential and Mercator focused on their missions of today. But it will all be under common senior management. As we are go into the new year, the territories will be bonded together, the individuals will be completely trained and equipped to represent a full product line of the newly expanded Ascential. And the consequence of all of that is that we are going to have a sales force of [quoto] carrying individuals of somewhere between 90 and a 100 from the beginning with line management in the field that is well equipped, well seasoned, well prepared to manage that group with a technical support group and professional services group deployed around the world that is equally well equipped and well resourced and well able to support that group and the customers. And the reason that we believe that's the appropriate strategy is that, we believe that this combination basically takes two highly compatible data centric oriented offerings.

One was a tradition and a focus on data warehousing and analytical support and the other was a tradition and focus on operational and transaction support and bring it together into a cohesive platform solution, expands the requirements of customers across all these different styles of volumes and latencies. That's what our customers tell us they want, that's what we believe makes more sense and in terms of knowledge and skill sets and support resources to succeed in bringing all that to the market place and supporting customers, we believe that's Ascential has the same skill set, the same profile, and that's what we believe we are combining here. So we think we have a high degree of compatibility of readiness, and of culture, and of capability.

-------------------------------------------------------------------------------
 MARK REGISTER  - MERCATOR SOFTWARE - PRESIDENT & FIELD OPERATIONS

 Peter trying to make a one quick point there. Peter--


-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Yes, go ahead please.


-------------------------------------------------------------------------------
 MARK REGISTER  - MERCATOR SOFTWARE - PRESIDENT & FIELD OPERATIONS

This is Mark. Just regarding specifically your comment about you know how we could bring this people together in splitting up territories. One of the really highly complimentary aspects of this is if you look specifically into the territories there is a lot of really good synergy in terms of where territories that we felt were under covered by our sales force are turned out to be places where Mercator has good representation of good geographic coverage. So the challenge of -- you know, feeling like we have overlapping sales people in sorting our territories actually turns out to be a plus here because in general we are going to have sales people coming with the company in territories where we were looking to hire people anywhere. And it will also build up in some places internationally where we were looking to build additional sales people [on] and we are going to get more critical mass. So, I think that aspect have actually turned out to be a very positive thing rather than issue for us to deal with.

-------------------------------------------------------------------------------
 MARK MURPHY  - FIRST ALBANY - ANALYST

Okay Peter. I wanted to do a little more drill down on the timeframes here for dilution and accretion. I heard your comment about Q1 being dilutive and then historically after that accretive.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

No I didn't say Q1; I said the first quarter is that we have a combined operation.

-------------------------------------------------------------------------------
 MARK MURPHY  - FIRST ALBANY - ANALYST

Right. Sorry, that's how I should have phrased that. Could you walk us through the progression of the subsequent quarters of combined operations and detail whether those would be dilutive or accretive and perhaps give us an estimate of the dilution in the first quarter of combined operations.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

I will give my best. I would say that the second quarter of combined operation will kind of be on the fence, and after that it will continue to be accretive and escalate quarter after quarter. And '04 will be as I said before is nicely accretive.

-------------------------------------------------------------------------------
 MARK MURPHY  - FIRST ALBANY - ANALYST

I guess that for the first quarter of combined operation is safe to assume a few cents per share of dilution?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

It will be a little bit diluted. It's going to depend upon -- it is largely dependent upon the affect of purchase accounting on Mercator's deferred revenue.

-------------------------------------------------------------------------------
 MARK MURPHY  - FIRST ALBANY - ANALYST

Okay then a question for Mercator what is your current level of NOL carry forwards and then to what extend should we expect that those NOL's can be acquired and recognized by Ascential?

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

I will answer the first part and I will let Ascential answer the second part of that. We've got a multi-million dollar NOL; obviously that NOL is dependent upon purchase price and variety of things. It is anticipated that there is clearly significant NOL announced that is available to be realized by Ascential.

-------------------------------------------------------------------------------
 ROBERT MCBRIDE  - ASCENTIAL SOFTWARE - CFO

As far as how it will affect, this is Rob McBride. As far as how it will affect our operations. You know there are limitations that to how much NOL you can take in the given year. Our expectation at this point is going to be somewhat less than $5m a year going forward in that range.

-------------------------------------------------------------------------------
 MARK MURPHY  - FIRST ALBANY - ANALYST

 Thank you.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Thank you Mark.

-------------------------------------------------------------------------------
OPERATOR

Thank you. Our next question will come from Patrick Walravens with JNP
Securities.

-------------------------------------------------------------------------------
 PATRICK WALRAVENS  - JNP SECURITIES - ANALYST

Hi, thank you. I guess that one question is if you could tell me some examples that you have of larger customers that are currently using both products?

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

 Okay, Pete.

-------------------------------------------------------------------------------
 PETE FIORE  - ASCENTIAL SOFTWARE - PRESIDENT

Yeah, we have, you know, few examples across a few industries. One in particular is ABN AMRO Bank; [AIG] is the joint customer; Pfizer is the joint customer; General Motors is the joint customer. So, I think there is a reasonable number of customers out there Patrick that -- are using both technologies, and at the same time, I think we have a really pretty significant opportunity for cross selling into each others respective customer bases.

-------------------------------------------------------------------------------
 PATRICK WALRAVENS  - JNP SECURITIES - ANALYST

Okay, now, and then second Peter, can you -- you have already been asked this in a number of different ways but here is one more. Can you talk what you think the range of cost savings is likely to be in dollars in 2004?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

I think it's going to be in the order of -- if you do it from the run rate, we think the actual cost synergy is going to be in the order of about $20m. We are going to realize most of that in the first half of '04.

-------------------------------------------------------------------------------
 PATRICK WALRAVENS  - JNP SECURITIES - ANALYST

 Okay great, thanks very much.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Thank you.

-------------------------------------------------------------------------------
OPERATOR

Thank you. Our next question will come from Andy Schopick with Nutmeg
Securities.

-------------------------------------------------------------------------------
 ANDY SCHOPICK  - NUTMEG SECURITIES - ANALYST

Most of my questions have been answered. I just do want to make this comment; however, in response to only the questioners. Of course, I look at it as a financial analyst from a somewhat different perspective, you are acquiring a company with a huge accumulated deficit, a negative tangible network, many of the comments you've made, Peter, in response to these questions are really based on certain assumptions that are extremely unclear at this time in terms of what the acquiescent, if any, will be and whether or not the hope for financial leverage will be achieved? Do you intend, Peter, to issue amended or adjusted guidance to the financial community given the comments coming up in your conference year call in view of this event?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Yes. When we have our third quarter conference call, of course, we'll update everybody on where we are at that time. I just want to point out though that the -- our expectations are based on a couple of significant principles that I think are worth repeating. Principle number one is that we believe that customers will benefit a lot from the expanded offerings that are now available through this combination and that's a belief based upon our daily interaction with our customers Ascential Software and on the belief of Mercator's daily interactions with their customers as Mercator. We believe that the issues that have been effecting Mercator; issues that this combination addresses rather straightforwardly and rather quickly as a combined company, there really can be little question about our viability. The question really is can we do a very good job for customers? And can we do it better than the customer's alternatives? And that's a challenge that we look forward to each and every day and we have been very gratified by the reactions that we have been getting from customers, we got capabilities as independent companies and we're confident as combined companies the customers are going to, you know, I mean, I hate to sound funny about this, but I think the customers are going to stand up and cheer because the customers of Mercator -- Mercator is the Company with 18 years of very, very rich and successful legacy with respect to helping customers achieve their objectives and the use of Mercator's products.

They are wonderful customers who were doing very, very exciting things with Mercator's platforms, and these things fit perfectly into the strategy of Ascential and complement our existing solutions at very, very well. When you combine that with the skills that are inherent in Mercator and you put it together with Ascential and you take away the question marks of viability and you now focus on a company with quarter of a billion dollars of current annualized revenue with a model that has every opportunity to be profitable rather quickly with a substantial balance sheet, with tremendous customers who in, my opinion, have a very high regard, over the solutions and the technologies that they're using today from both Mercator and Ascential and customers who were recognized by the combined offerings of these two companies rather that the offering now of the combined company is exactly in line with what they have been telling each of us they want and they want more of. So, these are the reasons why we believe this business model will ultimately be successful, and these are the reasons that underlie this combination.

-------------------------------------------------------------------------------
OPERATOR

Thank you. Our next question will come from Andrew Warlock (ph.) with Cumberland Associates.


-------------------------------------------------------------------------------
 ANDREW WARLOCK  - CUMBERLAND ASSOCIATES - ANALYST

 My questions were answered. Thank you, good luck guys.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Thank you very much.


-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

 Thank you.

-------------------------------------------------------------------------------
OPERATOR

Our next question will come from Michael Waldorf (ph.) with Paulson and Company. Michael Waldorf (ph.), your line is open.


-------------------------------------------------------------------------------
OPERATOR

 Our next question will come from Dave Caitlyn (ph.) with Eric Data (ph.).


-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

 Thank you, Roy can you hear me?

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

 Sure, I can Dave, how are you?

-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

Not very good. Let me ask some questions, if I may, relating to whether there was a break -- any breakup fees or any penalties associated with this deal?

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

As the standard conditions around all that the offering documents have been filed -- will be filed as tender offer comes up and you can read all the details there but I -- you know, I think you'll find it fairly routine and standard.

-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

 Well, I am directing the question specifically to Roy, if you don't mind.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

 Okay.

-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

Roy, I am trying to get at whether there is any break-up fees or any penalties or anything whatsoever that would preclude or make it difficult or encumber some, for someone else, some other company to come in and make a alternative offer?

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

The detailed terms and conditions, [Dave], will be filed. I think you'll find them to be standard and yet allow, you know, Mercator to carry out its fiduciary responsibilities. Let me just add that, you know, based on the current state of the business and the current state of our industry. We did go through a very thorough market check and we believe that it's the right strategic alternative for the company and its stockholders. And this thing will be filed in a few days. So you'll be able to read the details at that point in time.

-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

Well with all the respect, the market place itself is the best determinant of what the true value of this is and if you've left the door open. So that competitive bids can come in that's one thing, but if you've made restrictions, difficulties, or imposed any kind of hurdles that have made it otherwise that is not. Now you are saying that we'll see the SEC filings and matter of dates, so I assume it will be sometime this week. Correct?

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

That is correct. And Dave I appreciate your questions and sensitivity -- and just don't have the liberty at this point to provide, you know, more details.

-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

 Okay, well the close the way I opened, I' am very unhappy.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Well I hope when you get a chance to see the documents and if you get a chance to see the outcome of this, our goal is to change your mind.

-------------------------------------------------------------------------------
 DAVE CAITLYN  - ERIC DATA - ANALYST

Well you can't because I' am a Mercator stockholder, I am getting cash for what I feel and I am a major stockholder as Roy and Ken know, so I' am getting cash. So the outcome of the benefits for the employees, for the -- Ascential stockholders, for the customers has nothing to do with me, as a Mercator stockholder. So, there is nothing that will be in the documents that will make me feel any different.

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

 I understand your perspectives and let's have the next question please.

-------------------------------------------------------------------------------
OPERATOR

Thank you. And at this time I would like to turn the meeting over for closing comments and statements.

-------------------------------------------------------------------------------
 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

No more questions. Okay. Let me just have a brief closing comments and then turn it over to Peter. I do believe that both companies have a very rich history and a strong commitment to the integration needs of our customers in the industries in which they operate. In getting to know Peter and his team in recent weeks, the companies appear to have very similar values and cultures. And I believe the combination creates a company with a critical mass to profitably grow and scale our combined integration software platform while providing greater coverage to our service through our customers and partners. I can assure you that the Mercator remains committed to focus on Q3 business and doing what is necessary to ensure a successful transition of Mercator's assets to Ascential. Peter.

-------------------------------------------------------------------------------
 PETER GYENES  - ASCENTIAL SOFTWARE - CHAIRMAN AND CEO

Yes. Thanks a lot. Just a couple of closing comments if I may. It's always been our goal here at Ascential to be the global enterprise data integration leader and to do so by providing our customers with the broadest and the highest performing enterprise data integration suite of products and of solutions. A strategy of continually expanding our offerings in this direction through combinations of internal development and strategic acquisitions that hit tightly with our strategy, our culture, and our technology vision and that do so in an accretive fashion. That strategy, we believe, has been working well to accelerate our time to market and accelerate our ability to bring well differentiated value to our customers and to our partners. We believe that this combination of Mercator and Ascential continues this process in a very appropriate fashion.

We do expect smooth integration of our companies because of the tight fit of --- the complementary capabilities, comparable technologies, customers, and partners, and very compatible cultures as where it points out. And also together with what we think is the extended leadership in our marketplace, that this combination provides we expect 2004 to be very nicely accretive for us. We are confident that we've taken here a quantum step forward in our ability to deliver a sustained and a superior value to all of the constituencies here, customers, and partners, employees, and shareholders. I do want to take this opportunity to thank the Mercator management team, the Mercator Board, the entire Mercator family for your enthusiastic support of this combination and for your hard work to make it all happen. And the same thanks goes to the Ascential team. It's your hard work and efforts that has made it possible to attract this wonderful talent and the quality asset of this fine Mercator Company. And I also want to thank all of you on this call and all of the -- and our shareholder community who have supported Ascential and Mercator along the way. I can assure you that we will continue to work hard, now as a larger company with more chance to being in industry force. We will continue to work hard to continue earning your support. Thank you all very much.

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 ROY KING  - MERCATOR SOFTWARE - CHAIRMAN AND CEO

 Thank you.

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OPERATOR

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